EXHIBIT 4

TELESP CELULAR PARTICIPACOES S.A.

NIRE (State ID) 35 3 001587-92 — CNPJ/MF (Tax ID) 02.558.074/0001-73

Public Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 27, 2003

1.     DATE, TIME AND VENUE. Held on October 27, 2003, in Sao Paulo at 2:00 pm, in Lisbon at 4:00 pm and in Madrid at 5:00 pm, via videoconference.

2.     MEETING NOTICE: Duly summoned and installed with the presence of the totality of the Members of the Board of Directors. Also present, pursuant to the provisions of Article 163, Section 3 of Law no. 6.404/76, as amended, the Members of the Company’s Fiscal Committee, Mr. Norair Ferreira do Carmo and Mr. Jose Alberto Bettencourt da Camara Graca.

3.     MEETING BOARD. Felix Pablo Ivorra Cano- Chairman; Evandro Luis Pippi Kruel- Secretary.

4.     AGENDA AND DELIBERATIONS. The Chairman of the Meeting has informed that, as it was of knowledge of all, the purpose of the Meeting was the deliberation regarding the merger, by the Company (hereinafter also referred as “TCP”) of the outstanding shares of Tele Centro Oeste Celular Participacoes S.A. (“TCO” and, along with the Company, “Companies”), for its consequent conversion into a wholly owned subsidiary of the Company (“Merger of Shares”). It was clarified that the Merger of Shares has the following purposes: (a) to align the interests of the Companies’ shareholders; (b) to strengthen TCP’s shareholder base my merging its shareholders and those of TCO into a single listed company, with greater liquidity; (c) to unify, standardize and rationalize the general administration of TCP and TCO’s businesses; (d) to enhance TCP and TCO’s corporate image; (e) to give TCO shareholders direct holdings in TCP’s capital; and (f) to take advantage of any financial, operational and commercial synergies. After the presentation of the necessary clarification, the members of the Board of Directors deliberated by majority of votes and without any restriction:

4.1	Approval of the conversion of up to 105,518,995,000 of TCP’s preferred shares into common shares, the final number to be defined after the closing of the tender offer for the acquisition of TCO’s common shares, proposed by TCP.

4.2	Approval of the “Justification of the Merger of Shares of Tele Centro Oeste Celular Participacoes S.A. into Telesp Celular Participacoes S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary” (“Justification”).

4.3	Approval of the terms and conditions of the “Protocol of the Merger of Shares of Tele Centro Oeste Celular Participacoes S.A. into Telesp Celular Participacoes S.A. for the purpose of the former’s conversion into a wholly owned subsidiary” (“Protocol”), to be executed on this date by TCO and TCP’s management.

4.4	Ratification of the hiring of KPMG Corporate Finance to perform the appraisal of TCO and TCP shareholder’s equity, at market values.

4.5	Ratification of the hiring of KPMG’s Auditores Independentes to determine the book value of TCO’s shares.

4.6	Ratification of the hiring of Citigroup and Merrill Lynch & Co. (“Merrill Lynch”) to perform the TCO and TCP’s Economic and Financial Analyses, according to the provisions of Article 30 of TCP’s Bylaws.

4.7	Approval of the accounting appraisal report of TCO’s shares to be incorporated by TCP for purposes of capital increase of TCP, of TCOs and TCP’s shareholders’ equities appraisal reports at market values and of TCO and TCP’s Economic and Financial Analyses.

4.8	Approval of the exchange ratio set forth in the Protocol.

4.9	Approval of the Merger of Shares, as provided by the Protocol.

4.10	Submission of the above matters to the consideration of the shareholders’ meeting.

4.11	Submission for approval by the General Shareholders’ Meeting of TCP’s capital increase, and the consequent change in Article 5 of the Company’s Bylaws.

5.     Closing. : Mr. Chairman offered the word to whom might want to make use of it and, without any manifestation, the Meeting was adjourned, and the minutes were drawn up, which, after read and found to conform, were signed by the presents on October 27, 2003, (a.a.) Felix Pablo Ivorra Cano, Chairman, Evandro Luis Pippi Kruel, Secretary (in Madrid), and the Members Eduardo Perestrelo Correia de Matos, Fernando Xavier Ferreira (in Sao Paulo), Antonio Goncalves Oliveira, Ernesto Lopez Mozo, Antonio Viana-Baptista, Ignacio Aller Mallo (in Madrid), Iriarte Jose Araujo Esteves, Zeinal Abedin Mohamed Bava, Pedro Manuel Brandao Rodrigues, Carlos Manuel de Lucena e Vasconcellos Cruz (in Lisbon), and the Members of the Fiscal Committee, Mr. Norair Ferreira do Carmo and Jose Alberto Bettencourt da Camara Graca (in Sao Paulo).

This is a true copy of the original, drawn up in its appropriate book.

Sao Paulo, Lisbon and Madrid, October 27, 2003.

Evandro Luis Pippi Kruel
Secretary